As filed with the Securities and Exchange Commission on July 8, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLACKBAUD, INC.

(Name of Subject Company (Issuer))

BLACKBAUD, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09227Q 10 0

(CUSIP Number of Class of Securities)

Robert J. Sywolski
Chief Executive Officer and President
2000 Daniel Island Drive
Charleston, South Carolina 29492
(843) 216-6200

(Name, address and telephone numbers of person authorized
to receive notices and communication on behalf of filing persons)

Copies to:
Donald R. Reynolds, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$42,999,996.50	$5,061.10

     *Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of a total of 2,965,517 shares of outstanding common stock, par value $0.001 per share, at a price per share of $14.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1 million of the transaction.

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☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,472.60
Form or Registration No.:	Schedule TO
Filing party:	Blackbaud, Inc.
Date filed:	June 3, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

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SCHEDULE TO

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Blackbaud, Inc., a Delaware corporation (“Blackbaud” or the “Company”), on June 3, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 2,620,690 shares of its common stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

     The information in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended by adding the following:

     (c) On July 5, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m. New York City time, on Friday, July 1, 2005. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

     (d) On July 8, 2005, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m. New York City time, on Friday, July 1, 2005. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description
(a)(5)(iii)	Press release dated July 5, 2005.
(a)(5)(iv)	Press release dated July 8, 2005.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: July 8, 2005	BLACKBAUD, INC.

	By:	/s/ Timothy V. Williams

Name: Timothy V. Williams Title: Chief Financial Officer

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